Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 10, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release
European Commission approves the contemplated acquisition of Fastweb by Swisscom
Swisscom has taken another hurdle in the Fastweb acquisition process: Today the EU commission gave its unconditional approval and allows Swisscom to take control of Fastweb. With this, another relevant condition mentioned in the offer document has been fulfilled. The offer period is still ongoing until 15 May 2007.
The European Commission informed Swisscom that it had no objection to the planned acquisition of the control of the Fastweb S.p.A., an Italian company, by Swisscom through a tender offer on 78,128,095 outstanding shares of the company.
The unconditional approval by the European Commission has been another important hurdle to take for Swisscom. In addition to the above, the following conditions have already been fulfilled: Mr. Silvio Scaglia tendered his entire participation, equal to approximately 18.7% of Fastweb’s share capital, to Swisscom. On 12 April 2007, the Swiss Competition Commission gave its green light for the contemplated acquisition as it would neither create nor strengthen a market dominant position.
Swisscom bids EUR 47 for each Fastweb share — offer period expires on 15 May 2007
The Offer remains subject to the conditions described in the prospectus to the extent they have not yet been satisfied. As stated in the offer document, Swisscom may waive certain of those conditions and reserves the right, until 8 AM on the day following the expiration of the offer period, to waive the condition that more than 50% of Fastweb shares be held by the Swisscom group upon completion of the tender offer and can proceed to purchase a lower number of Fastweb shares in order to acquire the “de facto” control of Fastweb. The offer period is still ongoing until 15 May 2007.
Finally, considering that, pursuant to Italian laws and regulations, a competing offer could have been published up to 5 business days prior to the closing of the acceptance period, the term for the publication of such competing offer prospectus elapsed on May 8 last.
Subject to the terms described in the offer document, Swisscom will pay to each shareholder tendering its Fastweb shares an amount of EUR 47 per share. As a strategic partner committed to the long term, Swisscom is investing in Fastweb with the clear objective of further exploiting the Fastweb competitive advantages and technological lead as well as expanding its portfolio of offerings. Fastweb’s board of directors has ruled in favour (“espresso parere favorevole”) of the tender offer having been launched by Swisscom, after taking into account the fairness opinions provided by its financial advisors.
www.swisscom.com/fastweb
Berne, 10 May 2007

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www.swisscom.com
3050 Bern	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 10, 2007	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law